UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Filed Pursuant to Rules 13d-1(b), (c)
SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 3)*

Aethlon Medical, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00808Y109
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 Pages

CUSIP No. 00808Y109	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,655,226
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,655,226
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,655,226
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00808Y109	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies LLC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,655,226
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,655,226
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,655,226
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00808Y109	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,655,226
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,655,226
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,655,226
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00808Y109	13G	Page 5 of 7 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of Aethlon Medical, Inc. beneficially owned by the Reporting Persons specified herein as of January 31, 2013 and amends and supplements the Schedule 13G dated as of and filed by the Reporting Persons on December 2, 2010 and amended on February 14, 2011 and February 14, 2012 (“Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a).
Name of Persons Filing:

Gemini Master Fund, Ltd.
Gemini Strategies LLC, Inc.
Steven Winters

All of the securities covered by this report are owned directly by Gemini Master Fund, Ltd.  Gemini Strategies LLC, Inc. is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the president of Gemini Strategies LLC, Inc.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that either Gemini Strategies LLC, Inc. or Steven Winters is the beneficial owner of any of the securities covered by this statement, and each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities.

Item 2(b).
Address of Principal Business Office or, if none, Residence:

Address for Gemini Master Fund, Ltd.:  c/o Appleby Trust (Cayman) Ltd., Clifton House, P.O. Box 1350, 75 Fort Street, Grand Cayman KY1-1108, Cayman Islands.
Address for all other filers:  c/o Gemini Strategies LLC, Inc., 619 South Vulcan, Suite 203, Encinitas, CA 92024.

Item 2(c).
Citizenship:

Gemini Master Fund, Ltd. was organized under the laws of the Cayman Islands.
Gemini Strategies LLC, Inc. was formed under the laws of the State of Nevada.
Steven Winters is a United States citizen.

Item 4.	Ownership:

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 18,655,226* shares of Common Stock as of January 31, 2013

(b)	Percent of Class: 9.99%*

The Reporting Persons’ beneficial ownership of 18,655,226* shares of Common Stock constitutes 9.99%* of all the outstanding shares of Common Stock, based upon 168,083,769 shares of Common Stock outstanding as of February 11, 2013, as reported by the Issuer in its most recent Form 10-Q, plus the shares issuable to Gemini Master Fund, Ltd. (“Gemini”) upon conversion and exercise of the Note and Warrants (as such terms are defined below).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 18,655,226*

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 18,655,226*

CUSIP No. 00808Y109	13G	Page 6 of 7 Pages

* In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Note (as defined below) is convertible and the Warrants (as defined below) are exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person's beneficial ownership to exceed the Ownership Limitation.  Without the Ownership Limitation, the Reporting Persons may be deemed to beneficially own in excess of 18,655,226 shares of Common Stock, including (i) shares issuable to Gemini upon conversion of $223,893.82 of principal and interest of the Issuer’s Amended and Restated Convertible Promissory Note (“Note”) issued to Gemini on or about February 15, 2011, (ii) shares issuable upon exercise of a warrant issued to Gemini on or about November 22, 2010 (“2010 Warrant”), (iii) shares issuable upon exercise of a warrant issued to Gemini on or about January 18, 2008 (“2008 Warrant”), and (iv) shares issuable upon exercise of a warrant issued to Gemini on or about July 10, 2009 (collectively with 2010 Warrant and 2008 Warrant, the “Warrants”).

The Note and the Warrants contain provisions providing for an adjustment in certain circumstances to the number of shares issuable upon conversion of the Note and upon exercise of the Warrants, including without limitation in connection with subsequent equity or equity-linked issuances by the Issuer and upon a cashless exercise of the Warrants.  The Issuer and Gemini are currently disputing such number of shares of Common Stock into which the Note and Warrants are convertible and exercisable.  Nothing contained in this Schedule 13G shall in any way waive or prejudice any of Gemini’s rights under or with respect to the Note, the Warrants or other agreements entered in connection therewith or under law or in equity.

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Gemini Strategies LLC, Inc., in its capacity as investment manager for Gemini, is the beneficial owner of the Note or the Warrants or that Steven Winters, in his capacity as president of Gemini Strategies LLC, Inc., is the beneficial owner of the Note or the Warrants.  Each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of the Note and the Warrants or any shares issuable upon conversion or exercise thereof.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00808Y109	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

GEMINI MASTER FUND, LTD.
By:	GEMINI STRATEGIES LLC, INC., as investment manager

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

GEMINI STRATEGIES LLC, INC.

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

/s/ Steven Winters
Steven Winters

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).